As filed with the Securities and Exchange Commission on January 30, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXCO Resources, Inc.

(Exact name of registrant as specified in its charter)

Texas	74-1492779
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12377 Merit Drive, Suite 1700, LB 82

Dallas, TX 75251

(214) 368-2084

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William L. Boeing

Vice President, General Counsel and Secretary

12377 Merit Drive, Suite 1700, LB 82

Dallas, TX 75251

(214) 368-2084

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

W. Scott Wallace

Jennifer T. Wisinski

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, TX 75219

(214) 651-5000

Approximate date of commencement of proposed sale to the public: From time to time after the date this registration statement becomes effective, as determined by the selling shareholders.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	135,349,733	$5.31	$718,707,082.23	$92,569.47

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, the shares of common stock offered by this registration statement shall be deemed to cover such additional securities as may be issued as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the New York Stock Exchange on January 27, 2014.

Prospectus

135,349,733 Shares

EXCO Resources, Inc.

Common Stock

The selling shareholders named in this prospectus may use this prospectus to offer and resell from time to time up to 135,349,733 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the selling shareholders.

The selling shareholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may offer or resell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of shares. We will bear all costs, expenses and fees in connection with the registration of the shares. For additional information on the methods of sale that may be used by the selling shareholders, see “Plan of Distribution” beginning on page 32 of this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “XCO.” On January 29, 2014, the last reported sale price of our common stock was $5.68 per share.

An investment in our common stock involves risks. See “Risk Factors ” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. The selling shareholders named in this prospectus may resell, from time to time, in one or more offerings, the common stock offered by this prospectus. Information about the selling shareholders may change over time. When the selling shareholders sell shares of common stock under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement. You should carefully read this prospectus and the accompanying prospectus supplement, if any, along with all of the information incorporated by reference herein and therein, before making an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling shareholders have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell, nor are the selling shareholders seeking an offer to buy, the shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted. No offers or sales of any of the shares of common stock are to be made in any jurisdiction in which such an offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sales of the shares of common stock offered hereby.

Except where the context otherwise requires or as otherwise indicated, all references in this prospectus to “EXCO,” “EXCO Resources,” “Company,” “we,” “us” and “our” refer to EXCO Resources, Inc. and its consolidated subsidiaries. In the discussion of our common stock and related matters, these terms refer solely to EXCO Resources, Inc.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements relate to, among other things, the following:

•	our future financial and operating performance and results;

•	our business strategy;

•	market prices for oil, natural gas and natural gas liquids;

•	our future use of derivative financial instruments; and

•	our plans and forecasts.

We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

We use the words “may,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” “intend,” “plan,” “budget” and other similar words to identify forward-looking statements. The statements that contain these words should be read carefully because they discuss future expectations, contain projections of results of operations or our financial condition and/or state other “forward-looking” information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by applicable securities laws. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus and the documents incorporated herein by reference, including, but not limited to:

•	fluctuations in the prices of oil, natural gas and natural gas liquids;

•	the availability of foreign oil, natural gas and natural gas liquids;

•	future capital requirements and availability of financing;

•	our ability to meet our current and future debt service obligations;

•	disruption of credit and capital markets and the ability of financial institutions to honor their commitments;

•	estimates of reserves and economic assumptions;

•	geological concentration of our reserves;

•	risks associated with drilling and operating wells;

•	exploratory risks, primarily related to our activities in shale formations, including the Eagle Ford shale play in South Texas;

•	discovery, acquisition, development and replacement of oil and natural gas reserves;

•	cash flow and liquidity;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

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•	marketing of oil and natural gas;

•	political and economic conditions and events in oil-producing and natural gas-producing countries;

•	title to our properties;

•	litigation;

•	competition;

•	general economic conditions, including costs associated with drilling and operations of our properties;

•	environmental or other governmental regulations, including legislation to reduce emissions of greenhouse gases, legislation of derivative financial instruments, regulation of hydraulic fracture stimulation and elimination of income tax incentives available to our industry;

•	receipt and collectability of amounts owed to us by purchasers of our production and counterparties to our derivative financial instruments;

•	decisions whether or not to enter into derivative financial instruments;

•	potential acts of terrorism;

•	our ability to manage joint ventures with third parties, including the resolution of any material disagreements and our partners’ ability to satisfy obligations under these arrangements;

•	actions of third party co-owners of interests in properties in which we also own an interest;

•	fluctuations in interest rates; and

•	our ability to effectively integrate companies and properties that we acquire.

We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. We caution users of the financial statements not to place undue reliance on any forward-looking statements. When considering our forward-looking statements, keep in mind the risk factors and other cautionary statements in this prospectus and the documents incorporated herein by reference. The risk factors noted in this prospectus and the documents incorporated herein by reference provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please see “Risk Factors” for a discussion of certain risks related to our business and an investment in our common shares.

Our revenues, operating results and financial condition depend substantially on prevailing prices for oil and natural gas and the availability of capital from our amended and restated credit agreement, or the EXCO Resources Credit Agreement. Declines in oil or natural gas prices may have a material adverse affect on our financial condition, liquidity, results of operations, the amount of oil or natural gas that we can produce economically and the ability to fund our operations. Historically, oil and natural gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors” in this prospectus and any accompanying prospectus supplement and the risk factors discussed in the documents incorporated by reference herein.

Our Company

We are an independent oil and natural gas company engaged in the exploitation, exploration, acquisition, development and production of onshore U.S. oil and natural gas properties with a focus on shale resource plays. Our principal operations are conducted in certain key U.S. oil and natural gas areas including Texas, Louisiana and the Appalachia region.

EXCO Resources, Inc. is a Texas corporation that was incorporated in October 1955. Shares of our common stock trade on the NYSE under the symbol “XCO.” Our principal executive office is located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251. Our telephone number is (214) 368-2084. Our website address is www.excoresources.com. The information available on or through our website is not part of this prospectus.

The Offering

Common stock offered by the selling shareholders	135,349,733 shares

Selling shareholders	All of the shares of common stock are being offered by the selling shareholders named herein. See “Selling Shareholders” for more information on the selling shareholders.

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering.

Plan of distribution	The selling shareholders named in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer or sell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. See “Plan of Distribution” for additional information on the methods of sale that may be used by the selling shareholders.

New York Stock Exchange symbol	XCO

Risk factors	Investing in our common stock involves risks. For a discussion of certain risks associated with an investment in our common stock, please see the section entitled “Risk Factors” beginning on page 2 of this prospectus and the risk factors discussed in the documents incorporated by reference herein.

RISK FACTORS

Our business, operations and financial condition are subject to various risks and uncertainties. Some of these are described below and in the documents incorporated by reference in this prospectus, and you should take these risks into account in evaluating us or any decision to invest in our common shares. This section does not describe all risks or uncertainties applicable to us, our industry or our business, and it is intended only as a summary of certain material factors. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual outcomes may vary materially from those contained in any forward-looking statement included in this prospectus and the documents incorporated by reference in this prospectus.

Fluctuations in oil and natural gas prices, which have been volatile at times, may adversely affect our revenues as well as our ability to maintain or increase our borrowing capacity, repay current or future indebtedness and obtain additional capital on attractive terms.

Our future financial condition, access to capital, cash flow and results of operations depend upon the prices we receive for our oil and natural gas. We are particularly dependent on prices for natural gas. As of December 31, 2012, 92.7% of our Proved Reserves were natural gas and approximately 96% of our production was natural gas. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. Factors that affect the prices we receive for our oil and natural gas include:

•	supply and demand for oil and natural gas and expectations regarding supply and demand;

•	the level of domestic production;

•	the availability of imported oil and natural gas;

•	political and economic conditions and events in foreign oil and natural gas producing nations, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the cost and availability of transportation and pipeline systems with adequate capacity;

•	the cost and availability of other competitive fuels;

•	fluctuating and seasonal demand for oil, natural gas and refined products;

•	concerns about global warming or other conservation initiatives and the extent of governmental price controls and regulation of production;

•	regional price differentials and quality differentials of oil and natural gas;

•	the availability of refining capacity;

•	technological advances affecting oil and natural gas production and consumption;

•	weather conditions and natural disasters;

•	foreign and domestic government relations; and

•	overall economic conditions.

In the past, prices of oil and natural gas have been extremely volatile, and we expect this volatility to continue. During 2013, the NYMEX price for natural gas fluctuated from a high of $4.46 per Mmbtu to a low of $3.11 per Mmbtu, while the NYMEX West Texas Intermediate crude oil price ranged from a high of $110.53 per Bbl to a low of $86.68 per Bbl. For the five years ended December 31, 2013, the NYMEX Henry Hub natural gas price ranged from a high of $6.07 per Mmbtu to a low of $1.91 per Mmbtu, while the NYMEX West Texas Intermediate crude oil price ranged from a high of $113.93 per Bbl to a low of $33.98 per Bbl. On December 31, 2013, the spot market price for natural gas at Henry Hub was $4.42 per Mmbtu, a 29.7% increase from December 31, 2012. On December 31, 2013, the spot market price for crude oil at Cushing was $98.42 per Bbl, a 7.2% increase from December 31, 2012. For 2013, our average realized prices (before the impact of derivative financial instruments) for oil and natural gas were $93.83 per Bbl and $3.35 per Mcf, respectively, compared with 2012 average realized prices of $88.24 per Bbl and $2.53 per Mcf, respectively.

Our revenues, cash flow and profitability and our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms depend substantially upon oil and natural gas prices.

Changes in the differential between NYMEX or other benchmark prices of oil and natural gas and the reference or regional index price used to price our actual oil and natural gas sales could have a material adverse effect on our results of operations and financial condition.

The reference or regional index prices that we use to price our oil and natural gas sales sometimes reflect a discount or premium to the relevant benchmark prices, such as NYMEX. The difference between the benchmark price and the price we reference in our sales contracts is called a differential. We cannot accurately predict oil and natural gas differentials. Changes in differentials between the benchmark price for oil and natural gas and the reference or regional index price we reference in our sales contracts could have a material adverse effect on our results of operations and financial condition.

There are risks associated with our drilling activity that could impact our results of operations and financial condition.

Our drilling involves numerous risks, including the risk that we will not encounter commercially productive oil or natural gas reservoirs. We must incur significant expenditures to identify and acquire properties and to drill and complete wells. Additionally, seismic and other technology does not allow us to know conclusively prior to drilling a well that oil or natural gas is present or economically producible. The costs of drilling and completing wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. We have experienced some delays in contracting for drilling rigs, obtaining fracture stimulation crews and materials, which result in increased costs to drill wells. All of these risks could adversely affect our results of operations and financial condition.

Our ability to develop properties in new or emerging formations may be subject to more uncertainties than drilling in areas that are more developed or have a longer history of established production.

The results of our drilling in new or emerging formations, including the Eagle Ford shale formation, are more uncertain initially than drilling results in areas that are developed, have established production or where we have a longer history of operation. Because new or emerging formations have limited or no production history, we are less able to use past drilling results in those areas to help predict future drilling results. Further, part of our strategy for the Eagle Ford shale formation involves the use of horizontal drilling and completion techniques that have been successful in other shale formations. Our experience with horizontal drilling in these areas to date, as well as the industry’s drilling and production history, while growing, is limited. The ultimate success of these drilling and completion techniques will be better evaluated over time as more wells are drilled and production profiles are better established.

If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, and/or natural gas and oil prices decline, our investment in these areas may not be as attractive as we anticipate and we could incur material write-downs of undeveloped properties and the value of our undeveloped acreage could decline in the future, which could have a material adverse effect on our business and results of operations.

Market conditions or operational impediments, such as lack of available transportation or infrastructure, may hinder our production or adversely impact our ability to receive market prices for our production or to achieve expected drilling results.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements or infrastructure may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends, in substantial part, on the availability and capacity of gathering systems, pipelines, processing facilities and oil and condensate trucking operations owned and operated by third-parties. Our failure to obtain these services on acceptable terms could have a material adverse effect on our business. We may be required to shut in wells due to lack of a market or inadequacy or unavailability of crude oil or natural gas pipelines, gathering systems or trucking capacity. A portion of our production may also be interrupted, or shut in, from time to time for numerous other reasons, including as a result of accidents, excessive pressures, maintenance, weather, field labor issues or other disruptions of service. Curtailments and disruptions may last from a few days to several months, and we have no control over when or if third-party facilities are restored.

In the past we have experienced production curtailments due to infrastructure and market constraints in the Eagle Ford shale formation, which has caused natural gas production to either be shut in or flared. Any significant curtailment in gathering, processing or pipeline system capacity, significant delay in the construction of necessary facilities or lack of availability of transport would interfere with our ability to market the oil and natural gas we produce, and could have a material adverse effect on our cash flow and results of operations.

We depend on Chesapeake Energy Corporation to market our oil and natural gas production in the Eagle Ford shale. If Chesapeake Energy Corporation is unable or otherwise fails to market our Eagle Ford production, our revenues could be adversely affected.

We have entered into marketing agreements with an affiliate of Chesapeake Energy Corporation, or Chesapeake, to sell all of the anticipated oil and natural gas production associated with the acreage we acquired from Chesapeake in the Eagle Ford shale formation. If Chesapeake is unable or otherwise fails to market the oil and natural gas we produce from the Eagle Ford shale formation, we would be required to find alternate means to market our production, which could increase our costs, reduce the revenues we might obtain from the sale of our oil and natural gas or have a material adverse effect on our business, results of operations or financial condition.

We conduct a substantial portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations, our financial condition and our results of operations.

We conduct a substantial portion of our operations through joint ventures with third parties, principally BG Group plc, or BG Group, Harbinger Group Inc., or HGI, and Kohlberg Kravis Roberts & Co. L.P., or KKR, and as a result, the continuation of such joint ventures is vital to our continued success. We may also enter into other joint venture arrangements in the future. In many instances we depend on these third parties for elements of these arrangements that are important to the success of the joint venture, such as agreed payments of substantial development costs pertaining to the joint venture and their share of other costs of the joint venture. The performance of these third party obligations or the ability of third parties to meet their obligations under these arrangements is outside our control. If these parties do not meet or satisfy their obligations under these arrangements, the performance and success of these arrangements, and their value to us, may be adversely affected. If our current or future joint venture partners are unable to meet their obligations, we may be forced to undertake the obligations ourselves and/or incur additional expenses in order to have some other party perform such obligations. In such cases we may also be required to enforce our rights, which may cause disputes among our joint venture partners and us. If any of these events occur, they may adversely impact us, our financial performance and results of operations, these joint ventures and/or our ability to enter into future joint ventures. In addition, we are required to present opportunities related to the development of certain conventional assets to our partnership with HGI, or the

EXCO/HGI Partnership. BG Group also has the right to elect to participate in all acreage and other acquisitions in defined areas of mutual interest in the Haynesville and Appalachia regions. If they elect not to participate in a particular transaction or transactions, we would bear the entire cost of the acquisition and all development costs of the acquired properties.

Such joint venture arrangements may involve risks not otherwise present when exploring and developing properties directly, including, for example:

•	our joint venture partners may share certain approval rights over major decisions;

•	the possibility that our joint venture partners might become insolvent or bankrupt, leaving us liable for their shares of joint venture liabilities;

•	the possibility that we may incur liabilities as a result of an action taken by our joint venture partners;

•	joint venture partners may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;

•	disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses, delay or terminate projects and prevent our officers and directors from focusing their time and effort on our business;

•	that under certain joint venture arrangements, neither joint venture partner may have the power to control the venture, and an impasse could be reached which might have a negative influence on our investment in the joint venture; and

•	our joint venture partners may decide to terminate their relationship with us in any joint venture company or sell their interest in any of these companies and we may be unable to replace such joint venture partner or raise the necessary financing to purchase such joint venture partner’s interest.

The failure to continue some of our joint ventures or to resolve disagreements with our joint venture partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations.

We may make significant capital expenditures and be subject to certain legal and financial terms as the result of our joint ventures with BG Group that could adversely affect us.

We are a party to a joint venture with BG Group covering an undivided 50% interest in a substantial portion of our shale assets in the East Texas/North Louisiana area including the Haynesville/Bossier shale, or the East Texas/North Louisiana JV. The East Texas/North Louisiana JV operates as a joint venture pursuant to a joint development agreement under which EXCO acts as the operator.

We are also party to a joint venture with BG Group covering our Marcellus shale acreage and shallow producing assets in the Appalachia region, or the Appalachia JV. Pursuant to the agreements governing the Appalachia JV, EXCO and BG Group agreed to jointly explore and develop their Appalachian properties, particularly the Marcellus shale. EXCO and BG Group each own a 50% interest in the operating entity that operates the Appalachia JV’s properties subject to oversight from a management board having equal representation from EXCO and BG Group. In addition, certain midstream assets owned by EXCO and BG Group are party to a midstream joint venture in Appalachia through which they will pursue the construction and expansion of gathering systems, pipeline systems and treating facilities for anticipated future production from the Marcellus shale. EXCO has unconditionally guaranteed its subsidiaries’ performance of the joint venture agreements under the Appalachia joint ventures.

Each of these joint ventures may require us to make significant capital expenditures. If we do not timely meet our financial commitments under the respective joint venture agreements, our rights to participate in such joint ventures will be adversely affected and other parties to the joint ventures may have a right to acquire a share of our interest in such joint ventures proportionate to, and in satisfaction of, our unmet financial obligations.

Our use of derivative financial instruments is subject to risks that our counterparties may default on their contractual obligations to us and may cause us to forego additional future profits or result in us making cash payments.

To reduce our exposure to changes in the prices of oil and natural gas, we have entered into, and may in the future enter into, derivative financial instrument arrangements for a portion of our oil and natural gas production. The agreements that we have entered into generally have the effect of providing us with a fixed price for a portion of our expected future oil and natural gas production over a fixed period of time. Our derivative financial instruments are subject to mark-to-market accounting treatment. The change in the fair market value of these instruments is reported as a non-cash item in our Consolidated Statements of Operations each quarter, which typically results in significant variability in our net income. Derivative financial instruments expose us to the risk of financial loss and may limit our ability to benefit from increases in oil and natural gas prices in some circumstances, including the following:

•	market prices may exceed the prices which we are contracted to receive, resulting in our need to make significant cash payments;

•	there may be a change in the expected differential between the underlying price in the derivative financial instrument agreement and actual prices received; or

•	the counterparty to the derivative financial instrument contract may default on its contractual obligations to us.

Our use of derivative financial instruments could have the effect of reducing our revenues and the value of our securities. During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, we received cash receipts to settle our derivative financial instrument contracts totaling $28.4 million, $202.1 million and $135.4 million, respectively. For the nine months ended September 30, 2013, a $1.00 increase in the average commodity price per Mcfe would have resulted in an increase in cash settlement payments (or a decrease in settlements received) of approximately $65.9 million. As of September 30, 2013, the net unrealized gains on our oil and natural gas derivative financial instrument contracts were $26.7 million. The ultimate settlement amount of these unrealized derivative financial instrument contracts is dependent on future commodity prices. We may incur significant realized and unrealized losses in the future from our use of derivative financial instruments to the extent market prices increase and our derivatives contracts remain in place.

To fund the acquisitions of oil and natural gas assets in the Haynesville and Eagle Ford shale formations, we incurred a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

To finance the acquisitions of the oil and natural gas assets in the Haynesville and Eagle Ford shale formations, we entered into the EXCO Resources Credit Agreement on July 31, 2013. The borrowing base under the EXCO Resources Credit Agreement was increased to $1.6 billion, which included a $1.3 billion revolving commitment and a $300.0 million term loan commitment. As of January 20, 2014, the borrowing base under the EXCO Resources Credit Agreement was $1.2 billion, which included a $900.0 million revolving commitment and a $298.5 million term loan. As of January 20, 2014, the revolving commitment under the EXCO Resources Credit Agreement had approximately $491.0 million of outstanding indebtedness and $402.1million of unused borrowing base, net of letters of credit.

Our business may not generate sufficient cash flow from operations to enable us to repay our indebtedness, including our 7.5% senior unsecured notes due September 15, 2018, or the 2018 Notes, and the EXCO Resources Credit Agreement, to fund planned capital expenditures and to fund our other liquidity needs. If our cash flow and capital resources are insufficient to repay our debt obligations and finance capital expenditure programs, we may be forced to sell additional assets, issue additional equity or debt securities or restructure our indebtedness. These options may not be available on commercially reasonable terms, or at all. In addition, the sale of assets or issuance of debt securities would have to be completed in compliance with the financial and other restrictive covenants in the EXCO Resources Credit Agreement and the indenture governing the 2018 Notes, or the Indenture.

If we cannot make scheduled payments on our indebtedness, we will be in default and holders of the 2018 Notes could declare all outstanding principal and interest to be due and payable, the lenders under the EXCO Resources Credit Agreement could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations. Further, failing to comply with the financial and other restrictive covenants in the EXCO Resources Credit Agreement or the Indenture could result in an event of default, which could adversely affect our business, financial condition and results of operations.

If we are unable to complete the joint development of our assets in the Eagle Ford shale formations with KKR, we may need to find alternative sources of capital, which may not be available on favorable terms, or at all.

On July 31, 2013, we closed the acquisition of certain producing and non-producing oil, natural gas and mineral leases and wells in the Eagle Ford shale located in Zavala, Dimmit, La Salle and Frio counties in South Texas. In connection with the closing of the acquisition of the Eagle Ford assets, we sold an undivided 50% interest in the undeveloped acreage to affiliates of KKR for approximately $130.9 million. With respect to each well drilled, EXCO will assign half of its undivided 50% interest in such well to KKR such that KKR will fund and own 75% of each well drilled and EXCO will fund and own 25% of each well drilled. There can be no assurance that KKR will elect to proceed with subsequent phases of the development of our Eagle Ford assets. If we cannot identify an alternative joint venture partner or partners for our Eagle Ford assets, sell assets at acceptable valuations or are unable to complete the joint development of our Eagle Ford assets, we will need to utilize cash flow from other operations or will need to find alternative sources of capital to finance the development of the Eagle Ford assets, which may slow the development of these assets and have a material adverse effect on our operations and prospects.

While we are required to make offers to purchase KKR’s interest in certain wells, we may not have sufficient funds or borrowing capacity under the EXCO Resources Credit Agreement to complete the acquisitions pursuant to the our participation agreement with KKR, or the KKR Participation Agreement. In the event we fail to purchase a group of wells that KKR is obligated to sell, there are remedies available to KKR which allow KKR to reject future EXCO offers, terminate the KKR Participation Agreement, or pursue other legal remedies. This could require us to seek alternative financing to make offers to preserve KKR’s obligation to sell to us, or negatively impact our ability to increase our Eagle Ford assets via acquisitions of KKR’s producing properties.

We may be unable to obtain additional financing to implement our growth strategy.

The growth of our business will require substantial capital on a continuing basis. Due to the amount of debt we have incurred, it may be difficult for us in the foreseeable future to obtain additional debt financing or to obtain additional secured financing other than purchase money indebtedness. If we are unable to obtain additional capital on satisfactory terms and conditions or at all, we may lose opportunities to acquire oil and natural gas properties and businesses and, therefore, be unable to implement our growth strategy.

We may be unable to acquire or develop additional reserves, which would reduce our revenues and access to capital.

Our success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are profitable to produce. Factors that may hinder our ability to acquire or develop additional oil and natural gas reserves include competition, access to capital, prevailing oil and natural gas prices and the number and attractiveness of properties for sale. If we are unable to conduct successful development activities or acquire properties containing Proved Reserves, our total Proved Reserves will generally decline as a result of production. Also, our production will generally decline. In addition, if our reserves and production decline, then the amount we are able to borrow under the EXCO Resources Credit Agreement will also decline. We may be unable to locate additional reserves, drill economically productive wells or acquire properties containing Proved Reserves.

Development and exploration drilling and strategic acquisitions are the main methods of replacing reserves. However, development and exploration drilling operations may not result in any increases in reserves for various reasons. Our future oil and natural gas production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected.

We may not identify all risks associated with the acquisition of oil and natural gas properties, and any indemnification we receive from sellers may be insufficient to protect us from such risks, which may result in unexpected liabilities and costs to us.

Generally, it is not feasible for us to review in detail every individual property involved in an acquisition. Our business strategy focuses on acquisitions of producing oil and natural gas properties. Any future acquisitions will require an assessment of recoverable reserves, title, future oil and natural gas prices, operating costs, potential environmental hazards and liabilities, potential tax and Employee Retirement Income Security Act of 1974 liabilities, other liabilities and similar factors. Ordinarily, our review efforts are focused on the higher-valued properties. Even a detailed review of properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not inspect every well that we acquire. Potential problems, such as deficiencies in the mechanical integrity of equipment or environmental conditions that may require significant remedial expenditures, are not necessarily observable even when we inspect a well. Any unidentified problems could result in material liabilities and costs that could negatively impact our financial condition and results of operations.

Even if we are able to identify problems with an acquisition, the seller may be unwilling or unable to provide effective contractual protection or indemnity against all or part of these problems. Even if a seller agrees to provide indemnity, the indemnity may not be fully enforceable and may be limited by floors and caps on such indemnity.

We may not be able to satisfy our commitments to Azure Midstream Holdings, LLC to deliver a minimum amount of production volumes to TGGT Holdings, LLC, which could result in substantial shortfall payments.

In connection with the sale of TGGT Holdings, LLC, or TGGT, we entered into an agreement with Azure Midstream Holdings, LLC, or Azure, and BG Group pursuant to which we and BG Group agreed to deliver to TGGT’s gathering systems an aggregate minimum volume commitment of 600,000 Mmbtu/day of natural gas production from the Holly and Shelby fields during the five year period from December 1, 2013 through November 30, 2018. If the actual production volumes gathered on TGGT’s gathering systems of BG Group and us, each of our respective affiliates and certain other persons, for any year during such period are not sufficient to meet the minimum volume commitment, we and BG Group are each severally responsible for an equal share of a shortfall payment at the end of each year to Azure, subject to our ability to apply certain credits for volumes delivered in the prior year. The amount of the shortfall payment is based on the difference between the actual throughput volume for the year after applying available credits for the prior period (if any), and the minimum volume commitment for that year, multiplied by $0.40 per MMBtu. In the event that we are required to make a shortfall payment under these provisions, it could adversely affect our business, financial condition and results of operations.

We may encounter obstacles to marketing our oil and natural gas, which could adversely impact our revenues.

Our ability to market our oil and natural gas production will depend upon the availability and capacity of natural gas gathering systems, pipelines and other transportation facilities. We are primarily dependent upon third parties to transport our products. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs, outages caused by accidents or other events, or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. We have experienced production curtailments in East Texas/North Louisiana resulting from capacity restraints, offsetting fracturing stimulation operations and short term shutdowns of certain pipelines for maintenance purposes. As we have increased our knowledge of the Haynesville/Bossier shale plays, we have begun to shut in production on adjacent wells when conducting completion operations. Due to the high production capabilities of these wells, these volumes can be significant. Our access to transportation options can also be affected by U.S. federal and state regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. These factors and the availability of markets are beyond our control. If market factors dramatically change, the impact on our revenues could be substantial and could adversely affect our ability to produce and market oil and natural gas, the value of our common stock and our ability to pay dividends on our common stock.

We may not correctly evaluate reserve data or the exploitation potential of properties as we engage in our acquisition, exploration, development and exploitation activities.

Our future success will depend on the success of our acquisition, exploration, development and exploitation activities. Our decisions to purchase, explore, develop or otherwise exploit properties or prospects will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. These decisions could significantly reduce our ability to generate cash needed to service our debt and fund our capital program and other working capital requirements.

We may be unable to integrate successfully the operations of acquisitions with our operations and we may not realize all the anticipated benefits of any acquisitions.

Integration of our acquisitions with our business and operations has been a complex, time consuming and costly process. Failure to successfully assimilate our past or future acquisitions could adversely affect our financial condition and results of operations.

Our acquisitions involve numerous risks, including:

•	operating a significantly larger combined organization and adding operations;

•	difficulties in the assimilation of the assets and operations of the acquired business, especially if the assets acquired are in a new business segment or geographic area;

•	the risk that oil and natural gas reserves acquired may not be of the anticipated magnitude or may not be developed as anticipated;

•	the loss of significant key employees from the acquired business;

•	the diversion of management’s attention from other business concerns;

•	the failure to realize expected profitability or growth;

•	the failure to realize expected synergies and cost savings;

•	coordinating geographically disparate organizations, systems and facilities; and

•	coordinating or consolidating corporate and administrative functions.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating future acquisitions.

Our estimates of oil and natural gas reserves involve inherent uncertainty, which could materially affect the quantity and value of our reported reserves, our financial condition and the value of our common stock.

Numerous uncertainties are inherent in estimating quantities of Proved Reserves, including many factors beyond our control. This prospectus contains estimates of our Proved Reserves and the PV-10 and Standardized Measure of our Proved Reserves. These estimates are based upon reports of our independent petroleum engineers.

These reports rely upon various assumptions, including assumptions required by the SEC, as to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. These estimates should not be construed as the current market value of our estimated Proved Reserves.

The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, the estimates are inherently imprecise evaluations of reserve quantities and future net revenue and such estimates prepared by different engineers or by the same engineers at different times, may vary substantially.

Our actual future production, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those we have assumed in the estimates. Any significant variance in our assumptions could materially affect the quantity and value of reserves, the amount of PV-10 and Standardized Measure described in this prospectus, and our financial condition. In addition, our reserves, the amount of PV-10 and Standardized Measure may be revised downward or upward, based upon production history, results of future exploitation and development activities, prevailing oil and natural gas prices, decisions and assumptions made by engineers and other factors. A material decline in prices paid for our production can adversely impact the estimated volumes and values of our reserves. Similarly, a decline in market prices for oil or natural gas may adversely affect our PV-10 and Standardized Measure. Any of these negative effects on our reserves or PV-10 and Standardized Measure may negatively affect the value of our common stock.

We are in the process of finalizing our reserve estimates for the year ended December 31, 2013 in connection with our normal year-end financial and operational reporting procedures. In the process of estimating our reserves, we expect downward revisions to the Proved Reserves for our properties in the Haynesville shale based on operational and mechanical matters. Additionally, based on updated differentials and gathering costs primarily associated with the properties we acquired in July 2013, we expect to record non-cash impairment charges to our oil and natural gas properties during the fourth quarter of 2013. We estimate these impairment charges will range from approximately $100 million to $120 million. Reductions in our reserve estimates could result in reductions in the borrowing base under the EXCO Resources Credit Agreement or otherwise may have a significant adverse effect on our future cash flows and financial performance.

We are exposed to operating hazards and uninsured risks that could adversely impact our results of operations and cash flow.

Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

•	fires, explosions and blowouts;

•	pipe failures;

•	abnormally pressured formations; and

•	environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

We have in the past experienced some of these events during our drilling, production and midstream operations. These events may result in substantial losses to us from:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	environmental clean-up responsibilities;

•	regulatory investigation;

•	penalties and suspension of operations; or

•	attorneys’ fees and other expenses incurred in the prosecution or defense of litigation.

As is customary in our industry, we maintain insurance against some, but not all, of these risks. Our insurance may not be adequate to cover these potential losses or liabilities. Furthermore, insurance coverage may not continue to be available at commercially acceptable premium levels or at all. Due to cost considerations, from time to time we have declined to obtain coverage for certain drilling activities. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could require us to make large unbudgeted cash expenditures that could adversely impact our results of operations and cash flow.

We currently carry general liability insurance and excess liability insurance with a combined annual limit of $101 million per occurrence and in the aggregate. These insurance policies contain maximum policy limits and deductibles ranging from $1,000 to $50,000 that must be met prior to recovery, and are subject to customary exclusions and limitations. Our general liability insurance covers us and our subsidiaries for third-party claims and liabilities arising out of lease operations and related activities. The excess liability insurance is in addition to, and is triggered if, the general liability insurance per occurrence limit is reached.

We also maintain control of well insurance and pollution insurance. Our control of well insurance has per occurrence and combined single limits ranging from $3 million to $25 million, depending upon formation, and is subject to a $500,000 deductible per occurrence. Our pollution insurance has a per occurrence and aggregate annual limit of $30 million and is subject to a $50,000 deductible per occurrence.

We require our third-party contractors to sign master service agreements in which they generally agree to indemnify us for the injury and death of the service provider’s employees as well as contractors and subcontractors that are hired by the service provider. Similarly, we agree to indemnify our third-party contractors against claims made by our employees and our other contractors. Additionally, each party generally is responsible for damage to its own property.

Our third-party contractors that perform hydraulic fracturing operations for us sign master service agreements containing the indemnification provisions noted above. We do not currently have any insurance policies in effect that are intended to provide coverage for losses solely related to hydraulic fracturing operations. We believe that our general liability, excess liability and pollution insurance policies would cover third-party claims related to hydraulic fracturing operations and associated legal expenses, in accordance with, and subject to, the terms of such policies. However, these policies may not cover fines, penalties or costs and expenses related to government-mandated environmental clean-up responsibilities.

Our operations may be interrupted by severe weather or drilling restrictions.

Our operations are conducted primarily in Texas, North Louisiana and Appalachia. The weather in these areas can be extreme and can cause interruption in our exploration and production operations. Severe weather can result in damage to our facilities entailing longer operational interruptions and significant capital investment. Likewise, our operations are subject to disruption from hurricanes, winter storms and severe cold, which can limit operations involving fluids and impair access to our facilities. Additionally, many municipalities in Appalachia impose weight restrictions on the paved roads that lead to our jobsites due to the conditions caused by spring thaws.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our oil and natural gas development and production operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to comply with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, production and sale of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, financial condition and results of operations.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of future legislation.

The Obama administration’s budget proposals for fiscal year 2014 contain numerous proposed tax changes, and from time to time, legislation has been introduced that would enact many of these proposed changes. The proposed budget and legislation would repeal many tax incentives and deductions that are currently used by U.S. oil and gas companies and impose new fees. Among others, the provisions include: elimination of the ability to fully deduct intangible drilling costs in the year incurred; repeal of the percentage depletion deduction for oil and gas properties; repeal of the domestic manufacturing tax deduction for oil and gas companies; increase in the geological and geophysical amortization period for independent producers; and implementation of a fee on non-producing federal oil and gas leases. The passage of legislation containing some or all of these provisions or any other similar change in U.S. federal income tax law could eliminate or postpone certain tax deductions that are currently available to us with respect to oil and natural gas exploration and development, and any such change could have a material adverse effect on our business, financial condition and results of operations.

The Environmental Protection Agency’s implementation of climate change regulations could result in increased operating costs and reduced demand for our oil and natural gas production.

Although federal legislation regarding the control of emissions of greenhouse gases, or GHGs, for the present appears unlikely, the Environmental Protection Agency, or the EPA, has been implementing regulations under existing Clear Air Act, or CAA, authority, some of which may affect our operations. GHGs are certain gases, including carbon dioxide, a product of the combustion of natural gas, and methane, a primary component of natural gas, that may be contributing to the warming of the Earth’s atmosphere, resulting in climatic changes. These GHG regulations could require us to incur increased operating costs and could have an adverse effect on demand for our oil and natural gas production.

The EPA has implemented its so-called GHG tailoring rule that phases in federal prevention of significant deterioration permit requirements for new sources and modifications, and Title V operating permits for all sources, that have the potential to emit specific quantities of GHGs. Those permitting provisions could require controls or other measures to reduce GHG emissions from new or modified sources, and we could incur additional costs to satisfy those requirements. The EPA has adopted rules establishing GHG reporting requirements for sources in the petroleum and natural gas industry requiring those sources to monitor, maintain records on, and annually report their GHG emissions. We are subject to these rules and the applicable GHG reporting requirements. Although these rules do not limit the amount of GHGs that can be emitted, they require us to incur costs to monitor, recordkeep and report GHG emissions associated with our operations.

The adoption of derivatives legislation and regulations thereunder could have an adverse impact on our ability to hedge risks associated with our business and could affect our business, financial condition or results of operations.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in the market and requires the Commodities Future Trading Commission, or CFTC, federal regulators of banks and other financial institutions and the SEC to implement the new law by promulgating regulations relating to derivatives transactions, including the derivatives transactions we use to hedge our exposure to commodity price volatility.

Under the Dodd-Frank Act and related reforms, over-the-counter derivatives dealers and other over-the-counter major market participants could be subjected to substantial regulatory supervision. The reforms expand the power of the CFTC to regulate derivatives transactions related to energy commodities, including oil and natural gas, to mandate clearance of derivatives contracts through registered derivatives clearing organizations and to impose burdensome capital and margin requirements and business conduct standards on over-the-counter derivatives transactions.

The Dodd-Frank Act also permits the CFTC to set position limits on certain derivatives instruments. In October 2011, the CFTC issued a rule to implement position limits for certain futures and options contracts on certain commodities and for swaps that are their economic equivalents (with exemptions for certain bona fide hedging transactions). Following a challenge in federal court by the Securities Industry Financial Markets Association and the International Swaps and Derivatives Association, the CFTC’s rule on position limits was vacated by the U.S. District Court for the District of Columbia in September 2012 and remanded to the CFTC to resolve ambiguity as to whether statutory requirements for such limits to be determined necessary and appropriate were satisfied. As a result, such position limits have not yet taken effect, although the CFTC did issue a new set of proposed position limit rules in November 2013 and has taken the position that the Dodd-Frank Act requires the CFTC to impose such position limits. The impact of such regulations upon our business is not yet clear. Certain of our hedging and trading activities, and those of our counterparties, may be subject to such position limits, which may reduce our ability to enter into hedging transactions.

The reforms may also require us to comply with margin and clearing and trade-execution requirements in connection with our derivatives activities, although whether and the extent to which these requirements will apply to our business is uncertain at this time. Further, the reforms may also require our counterparties to spin off derivatives activities to separate entities which may not be as creditworthy as the original counterparties.

The full impact of the Dodd-Frank Act and related reforms and regulatory requirements upon our business will not be known until the regulations are implemented and the market for derivatives contracts has adjusted. If the reforms ultimately require that we post margin for our hedging activities or require our counterparties to hold margin or maintain required minimum capital levels, the cost of which could be passed through to us, or impose other requirements that are more burdensome that current regulations, hedges could become significantly more expensive (including through requirements to post collateral, which could adversely affect available liquidity), uneconomic or unavailable, which could lead to increased costs, commodity price volatility, reductions in commodity prices, or any combination of the foregoing. Further, such developments could reduce our ability to monetize or restructure our existing derivatives contracts, subject us to additional capital or margin requirements, restrict our flexibility in conducting trading activity and taking commodity positions, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives contracts as a result of the new requirements, our results of operations may become more volatile and cash flows less predictable, which could adversely affect our ability to plan for and fund capital expenditures. In addition, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is lower commodity prices. Individually and collectively, these factors could have a material adverse effect on our ability to hedge risks and on our business, financial condition or results of operations.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into rock formations to stimulate natural gas production. Most hydraulic fracturing (other than hydraulic fracturing using diesel) is exempted from regulation under the Safe Drinking Water Act, or the SDWA. Congress has considered legislation to amend the federal SDWA to remove the exemption from regulation and permitting that is applicable to hydraulic fracturing operations and require reporting and disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Sponsors of bills previously introduced before the Senate and House of Representatives have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. Such bills or similar legislation, if adopted, could increase the possibility of litigation and establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens, making it more difficult to perform hydraulic fracturing and increasing our costs of compliance. At the state and local levels, some jurisdictions have adopted, and others are considering adopting, requirements that could impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities, as well as bans on hydraulic fracturing activities. In the event that new or more stringent state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we have properties, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development or production activities, and perhaps even be precluded from drilling wells.

In addition, the EPA has recently been taking action to assert federal regulatory authority over hydraulic fracturing using diesel under the SDWA’s Underground Injection Control Program, or UIC. Further, in March 2010, the EPA announced that it would conduct a wide-ranging study on the effects of hydraulic fracturing on drinking water resources. Interim results of the study are expected in 2012, with final results expected in 2014. The agency also announced that one of its enforcement initiatives for 2012 and 2013 would be to focus on environmental compliance by the energy extraction sector. This study and enforcement initiative could result in additional regulatory scrutiny that could make it difficult to perform hydraulic fracturing and increase our costs of compliance and doing business. Consequently, these studies and initiatives could spur further legislative or regulatory action regarding hydraulic fracturing or similar production operations.

In addition, the EPA recently issued draft guidance under the SDWA providing direction on how it will address the use of diesel in hydraulic fracturing activities and how its UIC will be applied to such hydraulic fracturing activities.

Moreover, the EPA has announced that it will develop effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities by 2014. Other governmental agencies, including the U.S. Department of Energy and the U.S. Department of the Interior, are evaluating various other aspects of hydraulic fracturing. The Bureau of Land Management has indicated that it will continue with rulemaking to regulate hydraulic fracturing on federal lands and the EPA has announced an initiative under the Toxic Substances Control Act to develop regulations governing the disclosure and evaluation of hydraulic fracturing chemicals. If hydraulic fracturing is regulated at the federal level, our fracturing activities could become subject to additional permit requirements or operations restrictions and also to associated permitting delays and potential increases in costs. Restrictions on hydraulic fracturing could reduce the amount of oil and natural gas that we ultimately are able to produce.

Our business exposes us to liability and extensive regulation on environmental matters, which could result in substantial expenditures.

Our operations are subject to numerous complex U.S. federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of materials into the water and air, the generation, management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. Laws, rules and regulations protecting the environment have changed frequently and the changes often include increasingly stringent requirements. We could incur material costs, including clean-up costs, fines and civil and criminal sanctions (including injunctive relief) and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations. Such laws and regulations not only expose us to liability for our own activities, but may also expose us to liability for the conduct of others or for actions by us that were in compliance with all applicable laws at the time those actions were taken. In addition, we could incur substantial expenditures complying with environmental laws and regulations, including future environmental laws and regulations which may be more stringent, for example, the regulation of GHG emissions under the federal CAA, or state or regional regulatory programs. Regulation of GHG emissions by the EPA, or various states in the United States in areas in which we conduct business, for example, could have an adverse effect on our operations and demand for our oil and natural gas production. Moreover, the EPA has shown a general increased scrutiny on the oil and gas industry through its GHG, CAA and SDWA regulations.

The EPA has adopted rules subjecting oil and natural gas operations to regulation under the New Source Performance Standards, or NSPS, and the National Emissions Standards for Hazardous Air Pollutants, or NESHAPS, programs under the CAA, and imposing new and amended requirements under both programs. Among other things, the rule amends standards applicable to natural gas processing plants and expands the NSPS to include all oil and natural gas operations, imposing requirements on those operations. The rule also imposes NSPS standards for completions of hydraulically fractured natural gas wells. These standards include the reduced emission completion techniques. The NESHAPS also includes maximum achievable control technology standards for certain glycol dehydrators and storage vessels, and revises applicability provisions, alternative test protocols and the availability of the startup, shutdown and maintenance exemption. The implementation of these new requirements may result in increased operating and compliance costs, increased regulatory burdens and delays in our operations.

We may have write-downs of our asset values, which could negatively affect our results of operations and net worth.

We follow the full cost method of accounting for our oil and natural gas properties. Depending upon oil and natural gas prices in the future, and at the end of each quarterly and annual period when we are required to test the carrying value of our assets using full cost accounting rules, we may be required to write-down the value of our oil and natural gas properties if the present value of the after-tax future cash flows from our oil and natural gas properties falls below the net book value of these properties. We have in the past experienced, and may experience in the future, ceiling test impairments with respect to our oil and natural gas properties.

We received an exemption from the SEC to exclude the recently acquired Haynesville and Eagle Ford properties from the ceiling test assessments for a period of twelve months following the corresponding acquisition dates. The request for exemption was made because the ceiling test requires companies using the full cost accounting method to price period ending Proved Reserves using the simple average spot price for the trailing twelve month period, which may not be indicative of actual market values. We will assess these acquisitions for impairment during the requested exemption period. Further, if we cannot demonstrate that fair value exceeds the unamortized carrying costs during the requested exemption periods prior to issuance of our financial statements, we are required to recognize an impairment.

We expect to incur additional non-cash impairments of our oil and natural gas properties during the fourth quarter of 2013 as a result of downward revisions to our estimates of reserves from certain properties. We estimate these impairment charges will range from approximately $100 million to $120 million. We are currently in the process of closing our financial records and preparing our financial statements for the year ended December 31, 2013. Therefore, this estimate could differ materially from the actual impairment reported in our Annual Report on Form 10-K for the year ended December 31, 2013.

Our evaluation of impairment is based upon estimates of Proved Reserves. The value of our Proved Reserves may be lowered in future periods as a result of a decline in prices of oil and natural gas, a downward revision of our oil and natural gas reserves or other factors. As a result, our evaluation of impairment for future periods is subject to uncertainties inherent in estimating quantities of Proved Reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because several of these factors are beyond our control, we cannot accurately predict or control the amount of impairments in future periods. Future impairments of our oil and natural gas properties could negatively affect our results of operations and net worth.

We may experience a financial loss if any of our significant customers fail to pay us for our oil or natural gas.

Our ability to collect the proceeds from the sale of oil and natural gas from our customers depends on the payment ability of our customer base, which includes several significant customers. If any one or more of our significant customers fails to pay us for any reason, we could experience a material loss. In addition, in recent years, it has become more difficult to maintain and grow a customer base of creditworthy customers because a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for our oil and natural gas production. As a result, we may experience a material loss as a result of the failure of our customers to pay us for prior purchases of our oil or natural gas.

We may experience a decline in revenues if we lose one of our significant customers.

For 2012, sales to BG Energy Merchants LLC accounted for approximately 36.0% of total consolidated revenues. BG Energy Merchants LLC is a subsidiary of BG Group. In addition, a significant amount of sales during the nine months ended September 30, 2013 were to Chesapeake. The loss of any significant customer may cause a temporary interruption in sales of, or a lower price for, our oil and natural gas.

We have entered into significant natural gas firm transportation and marketing agreements primarily in East Texas and North Louisiana that require us to pay fixed amounts of money to the shippers or marketers regardless of quantities actually shipped or marketed. If we are unable to deliver the necessary quantities of natural gas, our results of operations and liquidity could be adversely affected.

We have entered into significant natural gas firm transportation contracts primarily in East Texas and North Louisiana that require us to pay fixed amounts of money to the shippers regardless of quantities actually shipped. The use of firm transportation agreements allow us priority space in a shippers’ pipeline which we believe is a strategic advantage. In addition, we have also entered into a marketing agreement with Chesapeake with respect to our Haynesville production whereby we are required to deliver a minimum amount of natural gas from the Haynesville shale to Chesapeake. We will be required to make material expenditures for these agreements if we fail to deliver the required quantities of natural gas in the future. To the extent that we do not produce and deliver sufficient natural gas production, the requirements to pay for quantities not delivered could have a material impact on our results of operations and liquidity.

Competition in our industry is intense and we may be unable to compete in acquiring properties, contracting for drilling equipment and hiring experienced personnel.

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have greater financial and technical resources and a larger headcount than we do. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit. The oil and natural gas industry has periodically experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant expense/cost increases. We may experience difficulties in obtaining drilling rigs and other services in certain areas as well as an increase in the cost for these services and related material and equipment. We are unable to predict when, or if, such shortages may again occur or how such shortages and price increases will affect our development and exploitation program. Competition has also been strong in hiring experienced personnel, particularly in petroleum engineering, geoscience, accounting and financial reporting, tax and land professions. In addition, competition is strong for attractive oil and natural gas producing properties, oil and natural gas companies, and undeveloped leases and drilling rights. We are often outbid by competitors in our attempts to acquire properties or companies. All of these challenges could make it more difficult to execute our growth strategy.

If third-party pipelines or other facilities interconnected to our gathering and transportation pipelines become unavailable to transport or process natural gas, our revenues and cash flow could be adversely affected.

We depend upon third party pipelines and other facilities to provide gathering and transportation. Much of the natural gas transported by our pipelines must be treated or processed before delivery into a pipeline for natural gas. If the processing and treating plants to which we deliver natural gas were to become temporarily or permanently unavailable for any reason, or if throughput were reduced because of testing, line repair, damage to pipelines, reduced operating pressures, lack of capacity or other causes, our customers would be unable to deliver natural gas to end markets. If any of such events occur, they could materially and adversely affect our business, results of operations and financial condition.

We are currently involved in a search for a new chief executive officer and if this search is delayed or if we were to lose the services of other key personnel, our business could be negatively impacted.

On November 20, 2013, Douglas H. Miller agreed to resign from the positions of chief executive officer, chairman of the board of directors and as a director. Our board of directors has initiated a search to identify a new chief executive officer. To the extent there is a delay in choosing a new chief executive officer, our business could be negatively impacted. In addition, our future success depends in part upon the continued service of key members of our senior management team. Our senior management team is critical to our management and they also play a key role in maintaining our culture and setting our strategic direction. All of our executive officers and key employees are at-will employees. The loss of key personnel could seriously harm our business.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited.

Our net operating loss and other tax attribute carryovers, or NOLs, may be limited if we undergo an ownership change. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership in us by more than 50 percentage points looking back over a rolling three-year period. If an ownership change occurs, our ability to use our NOLs to reduce income taxes is limited to an annual amount, or the Section 382 limitation, equal to the fair market value of our common stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the Internal Revenue Service. In the event of an ownership change, NOLs can be used to offset taxable income for years within a carryforward period subject to the Section 382 limitation. Any excess NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period. Whether or not an ownership change occurs, the carryforward period for NOLs is 20 years from the year in which the losses giving rise to the NOLs were incurred. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the unused portion of that NOL would be lost. Our use of new NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation (unless there is another ownership change after the new NOLs arise).

We exist in a litigious environment.

Any constituent could bring suit regarding our existing or planned operations or allege a violation of an existing contract. Any such action could delay when planned operations can actually commence or could cause a halt to existing production until such alleged violations are resolved by the courts. Not only could we incur significant legal and support expenses in defending our rights, but halting existing production or delaying planned operations could impact our future operations and financial condition. In addition, we are defendants in numerous cases involving claims by landowners for surface or subsurface damages arising from our operations and for claims by unleased mineral owners and royalty owners for unpaid or underpaid revenues customary in our business. We incur costs in defending these claims and from time to time must pay damages or other amounts due. Such legal disputes can also distract management and other personnel from their primary responsibilities.

Our business could be negatively impacted by security threats, including cybersecurity threats, and other disruptions.

As an oil and natural gas production company, we face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the safety of our employees; threats to the security of our facilities and infrastructure or third party facilities and infrastructure, such as processing plants and pipelines; and threats from terrorist acts. Although we utilize various procedures and controls to monitor these threats and mitigate our exposure to such threats, there can be no assurance that these procedures and controls will be sufficient in preventing security threats from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities, essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations, or cash flows. Cybersecurity attacks in particular are evolving and include but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. These events could damage our reputation and lead to financial losses from remedial actions, loss of business or potential liability.

There are inherent limitations in all internal control over financial reporting, and misstatements due to error or fraud may occur and not be detected.

While we have taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in our ability to control all circumstances. Our management, including our chief financial officer and interim chief accounting officer, does not expect that our internal controls and disclosure controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of our company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risks Relating to Our Indebtedness

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

As of January 20, 2014, we had approximately $1.5 billion of indebtedness, excluding unamortized discounts and our proportionate share of indebtedness for the EXCO/HGI Partnership, including $789.5 million of indebtedness subject to variable interest rates and $750.0 million of indebtedness under the 2018 Notes. Our total interest expense, excluding amortization of deferred financing costs and our proportionate share of interest expense for the EXCO/HGI Partnership, on an annual basis based on currently available interest rates would be approximately $88.4 million and would change by approximately $5.4 million for every 1% change in interest rates.

Our level of debt could have important consequences, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt agreements, including financial and other restrictive covenants, could result in an event of default under the EXCO Resources Credit Agreement or the Indenture, and the agreements governing our other indebtedness;

•	we may have difficulty borrowing money in the future for acquisitions (including obligations to acquire interests in wells pursuant to the KKR Participation Agreement), capital expenditures or to meet our operating expenses or other general corporate obligations;

•	the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest;

•	we will need to use a substantial portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general, especially declines in oil and natural gas prices;

•	when oil and natural gas prices decline, our ability to maintain compliance with our financial covenants becomes more difficult and our borrowing base is subject to reductions, which may reduce or eliminate our ability to fund our operations; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will be unable to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough money to service our debt, we may be required but unable to refinance all or part of our existing debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all and may be required to surrender assets pursuant to the security provisions of the EXCO Resources Credit Agreement. Further, failing to comply with the financial and other restrictive covenants in the EXCO Resources Credit Agreement and the Indenture could result in an event of default, which could adversely affect our business, financial condition and results of operations.

We may incur substantially more debt, which may intensify the risks described above, including our ability to service our indebtedness.

Together with our subsidiaries, we may incur substantially more debt in the future in connection with our exploration, exploitation, development, acquisitions of undeveloped acreage and producing properties. The restrictions in our debt agreements on our incurrence of additional indebtedness are subject to a number of qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. To the extent new indebtedness is added to our current indebtedness levels, the risks described above could substantially increase. Significant additions of undeveloped acreage financed with debt may result in increased indebtedness without any corresponding increase in borrowing base, which could curtail drilling and development of this acreage or could cause us to not comply with our debt covenants.

To service our indebtedness, fund our planned capital expenditure programs and fund acquisitions under the KKR Participation Agreement, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to make payments on and to refinance our indebtedness, including the 2018 Notes and the EXCO Resources Credit Agreement, and to fund planned capital expenditures will depend on our ability to generate cash flow from operations and other resources in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including the prices that we receive for oil and natural gas.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including our 2018 Notes and the EXCO Resources Credit Agreement, to fund planned capital expenditures or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to fund our debt obligations and capital expenditure programs, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. These remedies may not be available on commercially reasonable terms, or at all. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future, which could cause us to default on our obligations and could impair our liquidity.

Our borrowing base under the EXCO Resources Credit Agreement is subject to semi-annual redeterminations. If our borrowing base were to be reduced to a level which was less than the current borrowings, we would be required to reduce our borrowings to a level sufficient to cure any deficiency. We may be required to sell assets or seek alternative debt or equity which may not be available at commercially reasonable terms, if at all.

In addition, we conduct certain of our operations through our joint ventures and subsidiaries. Accordingly, repayment of our indebtedness, including the 2018 Notes, is dependent on the generation of cash flow by our joint ventures and subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the 2018 Notes or our other indebtedness, our joint ventures and subsidiaries do not have any obligation to pay amounts due on the 2018 Notes or our other indebtedness or to make funds available for that purpose. Our joint ventures and subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each joint venture and subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our joint ventures and subsidiaries. While the Indenture and the agreements governing certain of our other existing indebtedness limit the ability of certain of our joint ventures and subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our joint ventures and subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and holders of the 2018 Notes could declare all outstanding principal and interest to be due and payable, the lenders under the EXCO Resources Credit Agreement could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

The EXCO Resources Credit Agreement and the Indenture contain a number of significant covenants that, among other things, restrict our ability to:

•	dispose of assets;

•	incur or guarantee additional indebtedness and issue certain types of preferred stock;

•	pay dividends on our capital stock;

•	create liens on our assets;

•	enter into sale or leaseback transactions;

•	enter into specified investments or acquisitions;

•	repurchase, redeem or retire our capital stock or subordinated debt;

•	merge or consolidate, or transfer all or substantially all of our assets and the assets of our subsidiaries;

•	engage in specified transactions with subsidiaries and affiliates; or

•	pursue other corporate activities.

Also, the EXCO Resources Credit Agreement requires us to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control, and, as a result, we may be unable to meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under the EXCO Resources Credit Agreement and the Indenture. A breach of any of these covenants or our inability to comply with the required financial ratios or financial condition tests could result in a default under the applicable indebtedness. The consolidated funded indebtedness to consolidated EBITDAX ratio, as defined in the EXCO Resources Credit Agreement, is computed using a trailing twelve-month computation. When oil and/or natural gas prices decline for an extended period of time, our ability to comply with this covenant becomes more difficult. Such a default, if not cured or waived, may allow the creditors to accelerate the related indebtedness and could result in acceleration of any other indebtedness to which a cross-acceleration or cross-default provision applies. An event of default under the Indenture would permit the lenders under the EXCO Resources Credit Agreement to terminate all commitments to extend further credit under the agreement. Furthermore, if we were unable to repay the amounts due and payable under the EXCO Resources Credit Agreement, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event that our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing during general economic, business or industry downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

The credit risk of financial institutions could adversely affect us.

We have exposure to different counterparties, and we have entered into transactions with counterparties in the financial services industry, including commercial banks, investment banks, insurance companies and other institutions. These transactions expose us to credit risk in the event of default of our counterparty. Deterioration in the credit markets may impact the credit ratings of our current and potential counterparties and affect their ability to fulfill their existing obligations to us and their willingness to enter into future transactions with us. We have exposure to financial institutions in the form of derivative transactions in connection with our hedges and insurance companies in the form of claims under our policies. In addition, if any lender under the EXCO Resources Credit Agreement is unable to fund its commitment, our liquidity will be reduced by an amount up to the aggregate amount of such lender’s commitment under the credit agreement.

Risks Relating to Our Common Stock

Sales of our common stock by the selling shareholders may cause our stock price to decline.

As of January 20, 2014, we had 272,820,969 shares of common stock outstanding. All shares are freely tradable by persons other than our affiliates. Sales of substantial amounts of our common stock in the public market by our shareholders and/or the selling shareholders named herein, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares, including the shares of common stock being offered by the selling shareholders named herein, could impair our ability to raise capital through the sale of additional shares of common stock or preferred stock.

Our common stock price may fluctuate significantly.

Our common stock trades on the NYSE but an active trading market for our common stock may not be sustained. The market price of shares of our common stock could fluctuate significantly as a result of:

•	announcements relating to our business or the business of our competitors;

•	changes in expectations as to our future financial performance or changes in financial estimates of public market analysis;

•	actual or anticipated quarterly variations in our operating results;

•	conditions generally affecting the oil and natural gas industry;

•	the success of our operating strategy; and

•	the operating and stock price performance of other comparable companies.

Many of these factors are beyond our control and we cannot predict their potential effects on the price of our common stock. In addition, the stock markets in general can experience considerable price and volume fluctuations.

The equity trading markets may be volatile, which could result in losses for our shareholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition.

Our articles of incorporation permits us to issue preferred stock that may restrict a takeover attempt that you may favor.

Our articles of incorporation permit our board to issue up to 10,000,000 shares of preferred stock and to establish by resolution one or more series of preferred stock and the powers, designations, preferences and participating, optional or other special rights of each series of preferred stock. The preferred stock may be issued on terms that are unfavorable to the holders of our common stock, including the grant of superior voting rights, the grant of preferences in favor of preferred shareholders in the payment of dividends and upon our liquidation and the designation of conversion rights that entitle holders of our preferred stock to convert their shares into shares of our common stock on terms that are dilutive to holders of our common stock. The issuance of preferred stock in future offerings may make a takeover or change in control of us more difficult.

We may reduce or discontinue paying our quarterly cash dividend if our board of directors determines that paying a dividend is no longer appropriate.

We currently have a quarterly cash dividend program on shares of our common stock. Any future dividend payments will depend on our earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant. At any time, our board of directors may decide to reduce or discontinue paying our quarterly cash dividend. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates. In addition, the EXCO Resources Credit Agreement and the Indenture restrict our ability to pay dividends.

Oaktree Capital Management, WL Ross & Co. LLC and/or their respective affiliates have significant influence over matters requiring shareholder approval because of their ownership of our common stock.

As of January 20, 2014, and without giving effect to the sale of any shares of common stock being offered by the selling shareholders named herein, Oaktree Capital Management, L.P., or Oaktree, and WL Ross & Co. LLC, or WL Ross, directly or through certain affiliates, beneficially owned approximately 16.6% and 18.7%, respectively, of our outstanding shares of common stock. The beneficial ownership of Oaktree and WL Ross and/or their affiliates provides them with significant influence regarding matters submitted for shareholder approval, including proposals regarding:

•	any merger, consolidation or sale of all or substantially all of our assets;

•	the election of members of our board of directors; and

•	any amendment to our articles of incorporation.

The current or increased ownership position of Oaktree, WL Ross, the selling shareholders named herein and/or their respective affiliates could delay, deter or prevent a change of control or adversely affect the price that investors might be willing to pay in the future for shares of our common stock. The interests of Oaktree, WL Ross, the selling shareholders named herein and/or their respective affiliates may significantly differ from the interests of our other shareholders and they may vote the shares of common stock they beneficially own in ways with which our other shareholders disagree.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

SELLING SHAREHOLDERS

The registration statement, of which this prospectus forms a part, relates to the registration for the account of selling shareholders of an aggregate of 135,349,733 shares of our common stock. The following table sets forth the names of the selling shareholders, the number of shares of common stock beneficially owned by them as of January 20, 2014, the number of shares of common stock being offered by them, the number of shares of common stock each selling shareholder will beneficially own if the shareholder sells all of the shares being registered and the selling shareholder’s percentage of ownership of our common stock if all of their shares in the offering are sold.

The shares being offered hereby are being registered to permit public secondary trading. The selling shareholders, including their donees, pledgees, transferees or other successors-in-interest may offer all or part of the shares for resale from time to time. However, the selling shareholders are under no obligation to resell all or any portion of such shares, nor are the selling shareholders obligated to resell any shares immediately, under this prospectus.

All information with respect to share ownership has been furnished by or on behalf of the selling shareholders. We believe, based on information supplied by the selling shareholders, that except as may otherwise be indicated in the notes to the table below, each of them has sole voting and investment power with respect to the shares of common stock owned by them. Because the selling shareholders may resell all or part of their shares, no estimates can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of any offering made hereby. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling shareholders.

To our knowledge, none of the selling shareholders has had any position with, held any office of, or had any other material relationship with us during the past three years, except as described (i) in this prospectus, including in the footnotes to the table below and under “Material Relationships” below, (ii) in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on February 21, 2013, as amended, including Note 13 to our consolidated financial statements, which information is incorporated herein by reference, (iii) in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 26, 2013, including under “Transactions with Related Persons,” which information is incorporated herein by reference and (iv) in the other documents incorporated herein by reference.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentages of shares beneficially owned are based on 272,820,969 shares of our common stock outstanding as of January 20, 2014, and the shares of common stock beneficially owned by the respective selling shareholder, as set forth in the following table and more fully described in the applicable footnotes.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 20, 2014 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Shares beneficially owned prior to offering
	Number(1)	Options exercisable within 60 days	Number of shares being offered	Shares beneficially owned after the offering
Name and address of selling shareholder				Number(1)	Percent
Ares Corporate Opportunities Fund, L.P.(2)	4,197,344	—	4,197,344	—	*
Ares Corporate Opportunities Fund II, L.P.(2)	4,001,205	—	4,001,205	—	*
Ares EXCO, L.P.(2)	1,082,461	—	1,082,461	—	*
Ares EXCO 892 Investors, L.P.(2)	1,695,278	—	1,695,278	—	*
ACOF EXCO, L.P.(2)	31,632	—	31,632	—	*
ACOF EXCO 892 Investors, L.P.(2)	183,543	—	183,543	—	*
Advent Syndicate 780(3)	3,131,876	—	3,131,876	—	*
Clearwater Insurance Company(3)	469,701	—	469,701	—	*
Clearwater Select Insurance Company(3)	6,389,723	—	6,389,723	—	*

	Shares beneficially owned prior to offering
		Options exercisable within 60	Number of shares being	Shares beneficially owned after the offering
Name and address of selling shareholder	Number(1)	days	offered	Number(1)	Percent
Fairfax Financial Holdings Master Trust Fund(3)	750,000	—	750,000	—	*
Harold L. Hickey(4)	930,548	396,725	533,823	396,725	*
Jeffrey D. Benjamin	539,503	77,500	462,003	77,500	*
Northbridge General Insurance Company(3)	55,816	—	55,816	—	*
Odyssey Reinsurance Company(3)	2,972,446	—	2,972,446	—	*
Oaktree Value Opportunities Fund Holdings, L.P. (5)	1,327,500	77,500	1,250,000	77,500	*
OCM Principal Opportunities Fund III, L.P.(5)	3,219,900	77,500	3,142,400	77,500	*
OCM Principal Opportunities Fund IIIA, L.P.(5)	135,100	77,500	57,600	77,500	*
OCM EXCO Holdings, LLC(5)	19,814,341	77,500	19,736,841	77,500	*
OCM Principal Opportunities Fund IV Delaware, L.P.(5)	21,064,341	77,500	20,986,841	77,500	*
RiverStone Insurance Limited(3)	1,608,565	—	1,608,565	—	*
Thomas Boone Pickens, Jr.(6)	9,346,600	77,500	9,269,100	77,500	*
Robert L. Stillwell(7)	154,200	77,500	76,700	77,500	*
WLR IV Exco AIV One, L.P.(8)	6,342,150	—	6,342,150	—	*
WLR IV Exco AIV Two, L.P.(8)	6,347,116	—	6,347,116	—	*
WLR IV Exco AIV Three, L.P.(8)	6,343,595	—	6,343,595	—	*
WLR IV Exco AIV Four, L.P.(8)	6,342,477	—	6,342,477	—	*
WLR IV Exco AIV Five, L.P.(8)	6,344,754	—	6,344,754	—	*
WLR IV Exco AIV Six, L.P.(8)	6,344,076	—	6,344,076	—	*
WLR Select Co-Investment XCO AIV, L.P.(8)	9,406,144	—	9,406,144	—	*
WLR/GS Master Co-Investment XCO AIV, L.P.(8)	3,488,710	—	3,488,710	—	*
WLR IV Parallel ESC, L.P.(8)	145,028	—	145,028	—	*
Zenith Insurance Company(3)	2,160,785	—	2,160,785	—	*

(1)	Includes the options exercisable within 60 days shown in the option column.

(2)	The general partner of each of Ares Corporate Opportunities Fund, L.P. (“ACOF”), ACOF EXCO, L.P. (“ACOF EXCO”) and ACOF EXCO 892 Investors, L.P. (“ACOF 892”) is ACOF Management, L.P. (“ACOF Management”) and the general partner of ACOF Management is ACOF Operating Manager, L.P. (“ACOF Operating Manager”). The general partner of each of Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), Ares EXCO, L.P. (“Ares EXCO”) and Ares EXCO 892 Investors, L.P. (“Ares 892”) is ACOF Management II, L.P. (“ACOF Management II”) and the general partner of ACOF Management II is ACOF Operating Manager II, L.P. (“ACOF Operating Manager II”). Each of ACOF Operating Manager and ACOF Operating Manager II are indirectly owned by Ares Management LLC (“Ares”) which, in turn, is indirectly controlled by Ares Partners Management Company LLC, which in turn is managed by a management committee, which includes Antony Ressler as Chairman. Because the management committee acts by consensus/majority approval, none of the members of the management committee has sole voting or dispositive power with respect to any shares of our common stock. Each of the members of the management committee and the foregoing entities and the officers, partners, members and managers thereof (other than ACOF, ACOF EXCO, ACOF 892, ACOF II, Ares EXCO and Ares 892, in each case with respect to the shares owned of record by such entity) expressly disclaims beneficial ownership of these shares of our common stock. The business address for each of the foregoing entities is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

Does not include the vested portion of (i) an option to acquire 50,000 shares of our common stock which was issued to one of our directors, Jeffrey Serota, as an initial grant upon becoming one of our directors in March 2007, (ii) an option to purchase 15,000 shares of our common stock issued to Mr. Serota on December 1, 2009, all of which have vested, (iii) an option to purchase 5,000 shares of our common stock issued to Mr. Serota on November 5, 2010, all of which have vested, (iv) an option to purchase 5,000 shares of our common stock issued to Mr. Serota on November 4, 2011, of which 3,750 shares have vested, (v) an option to purchase 5,000 shares of our common stock issued to Mr. Serota on November 1, 2012, of which 2,500 shares have vested and (vi) an option to purchase 5,000 shares of common stock issued to Mr. Serota on November 1, 2013, of which 1,250 shares have vested. Pursuant to the policies of Ares, these stock options are held by Mr. Serota as a nominee on behalf of, and for the sole benefit of Ares and Mr. Serota has assigned all economic, pecuniary and voting rights in respect of these options to Ares. Mr. Serota expressly disclaims beneficial ownership of these stock options and any securities held by the foregoing entities.

Ares Investors Services LLC, a wholly owned subsidiary of Ares, is a registered broker-dealer. Each of the foregoing entities has informed us that:

•	it purchased the securities in the ordinary course of business, and

•	at the time the securities were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of our affiliates to distribute the securities.

(3)	V. Prem Watsa is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited (“Fairfax”). Each of 1109519 Ontario Limited (“1109519”), The Sixty Two Investment Company Limited (“Sixty Two”) and 810679 Ontario Limited (“810679” and, together with 1109519 and Sixty Two, the “Watsa Entities”) are controlled by Mr. Watsa and the Watsa Entities control approximately 44% of the total votes attached to all voting shares of Fairfax. Each of Advent Underwriting Limited, as managing agent on behalf of Advent Syndicate 780 (“Advent”), Clearwater Insurance Company (“Clearwater”), Clearwater Select Insurance Company (“Clearwater Select”), Northbridge General Insurance Company (“Northbridge”), Odyssey Reinsurance Company (“Odyssey”), RiverStone Insurance Limited (“RiverStone”) and Zenith Insurance Company (“Zenith”) are wholly owned subsidiaries of Fairfax. Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”), a wholly owned subsidiary of Fairfax, is the investment manager of Fairfax Financial Holdings Master Trust Fund (“Trust Fund”) and as such has voting and dispositive power with respect to the shares of our common stock owned by Trust Fund. As such, each of Mr. Watsa, 1109519, Sixty Two, 810679 and Fairfax may be deemed to have shared voting and dispositive power with respect to the shares of our common stock owned by Advent, Clearwater, Clearwater Select, Northbridge, Odyssey, RiverStone, Trust Fund and Zenith. The business address of each of Mr. Watsa, 1109519, 810679 and Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7; the business address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3; the business address of Advent is 2 Minster Court, Mincing Lane, London EC3R 7BB; the business address of Clearwater is 250 Commercial St, Suite 5000, Manchester, New Hampshire 03101; the business address of Northbridge General is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9; the business address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut 06902; the business address and principal office address of Clearwater Select is 300 First Stamford Place, Stamford, Connecticut 06902; the business address and principal office address of RiverStone is 161-163 Preston Road, Brighton, East Sussex, BN1 6AU, England; and the business address and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021.
(4)	Harold L. Hickey serves as our President and Chief Operating Officer. Includes 17,740 shares held by Mr. Hickey in a 401(k) account.
(5)	OCM Opportunities Fund V, L.P. (“Opps V”), OCM Opportunities Fund VI, L.P. (“Opps VI”) and OCM Opportunities Fund VII, L.P. (“Opps VII”) are the members of OCM EXCO Holdings, LLC (“EXCO Holdings”). OCM Opportunities Fund V GP, L.P. (“Opps V GP”) is the general partner of Opps V. OCM Opportunities Fund VI GP, L.P. (“Opps VI GP”) is the general partner of Opps VI. OCM Opportunities Fund VII GP, L.P. (“Opps VII GP”) is the general partner of Opps VII. OCM Opportunities Fund VII GP, Ltd. (“Opps VII Ltd.”) is the general partner of Opps VII GP. Oaktree Value Opportunities Fund GP, L.P. (“VOF GP”) is the general partner of Oaktree Value Opportunities Fund Holdings, L.P. (“VOF”). Oaktree Value Opportunities Fund GP, Ltd. (“VOF Ltd.”) is the general partner of VOF GP.

OCM Principal Opportunities Fund III GP, L.P. (“POF 3 GP”) is the general partner of each of OCM Principal Opportunities Fund III, L.P. (“POF 3”) and OCM Principal Opportunities Fund IIIA, L.P. (“POF 3A”). OCM Principal Opportunities Fund IV Delaware GP, Inc. (“POF 4D GP”) is the general partner of OCM Principal Opportunities Fund IV Delaware, L.P. (“POF 4D”). OCM Principal Opportunities Fund IV, L.P. (“POF 4”) is the sole shareholder of POF 4D GP. OCM Principal Opportunities Fund IV GP, L.P. (“POF 4 GP”) is the general partner of POF 4. OCM Principal Opportunities Fund IV GP, Ltd. (“POF 4 Ltd.”) is the general partner of POF 4 GP, Oaktree Capital Management (“OCM”) is the sole director of each of Opps VII Ltd., VOF Ltd. and POF 4 Ltd. Oaktree Holdings, Inc. is the general partner of OCM. Oaktree Fund GP I, L.P. (“GPI”) is the sole shareholder of each of Opps VII Ltd., VOF Ltd. and POF 4 Ltd. and is the general partner of each of Opps V GP, Opps VI GP and POF 3 GP.

Oaktree Capital I, L.P. is the general partner of GPI. The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC. The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The managing member of Oaktree Holdings, LLC and the sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC, may be deemed to share voting and dispositive power with respect to the shares of common stock held by each of the Shareholders. Each of the general partners, managing members, directors and managers described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by the Shareholders, except to the extent of any pecuniary interest therein. The business address for each of the foregoing entities and persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

In addition, VOF, POF, POF 3A, EXCO Holdings and POF 4 also beneficially own the vested portion of (i) an option to purchase 50,000 shares of our common stock issued to Mr. Ford, a Managing Director of Oaktree, as an initial grant upon becoming one of our directors in December 2007, all of which have vested, (ii) an option to purchase 15,000 shares of our common stock issued to Mr. Ford on December 1, 2009, all of which have vested, (iii) an option to purchase 5,000 shares of our common stock issued to Mr. Ford on November 5, 2010, all of which have vested, (iv) an option to purchase 5,000 shares of our common stock issued to Mr. Ford on November 4, 2011, of which 3,750 shares have vested, (v) an option to purchase 5,000 shares of our common stock issued to Mr. Ford on November 1, 2012, of which 2,500 shares have vested and (vi) an option to purchase 5,000 shares of our common stock issued to Mr. Ford on November 1, 2013, of which 1,250 shares have vested. These stock options are held directly by Mr. Ford for the benefit of Oaktree. Pursuant to the policies of Oaktree, Mr. Ford must hold these stock options on behalf of and for the sole benefit of Oaktree and has assigned all economic, pecuniary and voting rights to Oaktree. Mr. Ford disclaims beneficial ownership of these securities, except to the extent of any indirect pecuniary interest therein.

OCM Investments, LLC is a registered broker-dealer and FINRA member and an indirect subsidiary of Oaktree Capital Group, LLC and Oaktree has informed us that:

•	it purchased the securities in the ordinary course of business, and

•	at the time the securities were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of our affiliates to distribute the securities.

(6)	Thomas Boone Pickens, Jr. serves as a member of our Board of Directors.
(7)	Robert L. Stillwell serves as a member of our Board of Directors.

(8)	WLR IV Exco AIV One, L.P. (“Fund IV AIV One”) holds directly 6,342,150 shares of our common stock, WLR IV Exco AIV Two, L.P. (“Fund IV AIV Two”) holds directly 6,347,116 shares of our common stock, WLR IV Exco AIV Three, L.P. (“Fund IV AIV Three”) holds directly 6,343,595 shares of our common stock, WLR IV Exco AIV Four, L.P. (“Fund IV AIV Four”) holds directly 6,342,477 shares of our common stock, WLR IV Exco AIV Five, L.P. (“Fund IV AIV Five”) holds directly 6,344,754 shares of our common stock, WLR IV Exco AIV Six, L.P. (“Fund IV AIV Six”) holds directly 6,344,076 shares of our common stock, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 9,406,144 shares of our common stock, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 3,488,710 shares of our common stock and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 145,028 shares of our common stock. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five and Fund IV AIV Six. WLR Select Associates LLC is the general partner of Co-Invest Fund AIV. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV. WL Ross & Co. LLC is the investment manager of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with WLR Recovery Fund IV, L.P.

Accordingly, (i) Mr. Ross, WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five and Fund IV AIV Six; (ii) Mr. Ross, WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC may be deemed to share voting and dispositive power over the shares held by Co-Invest Fund AIV; (iii) Mr. Ross, WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares held by WLR/GS Fund AIV; and (iv) Mr. Ross, WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund. Each of Mr. Ross, WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, WLR Select Associates LLC, WLR Master Co-Investment GP, LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC hereby disclaims beneficial ownership of any of the securities described above, except to the extent of any pecuniary interest therein. Each of Fund IV AIV One, Fund IV AIV Two, Fund IV AIV Three, Fund IV AIV Four, Fund IV AIV Five, Fund IV AIV Six, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund each disclaim beneficial ownership of the shares held directly by any of the others. The business address for each of the foregoing persons and entities is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, New York, 10036.

*	Less than 1%.

Selling shareholders, or their affiliates, set forth in the table above may participate from time to time in equity or debt financing arrangements with EXCO or its subsidiaries.

Registration Rights of Selling Shareholders

The selling shareholders have registration rights pursuant to a registration rights agreement entered into on October 3, 2005, as amended and restated on December 30, 2005 (the “2005 Registration Rights Agreement”), by and among EXCO Holdings Inc. (our predecessor by merger) and the Initial Holders (as defined therein). In addition, certain shares of our common stock acquired in the future by the holders of registrable securities under the 2005 Registration Rights Agreement will be covered by the agreement. Certain selling shareholders also have registration rights pursuant to a registration rights agreement entered into on March 28, 2007 (the “2007 Registration Rights Agreement,” and together with the 2005 Registration Rights Agreement, the “Registration Rights Agreements”).

The registration statement, of which this prospectus forms a part, is filed in accordance with the Registration Rights Agreements. The Registration Rights Agreements are described below.

2005 Registration Rights Agreement

Registrations. Pursuant to the 2005 Registration Rights Agreement, all holders of unregistered shares of our common stock who are subject to the agreement can require us to register their shares in certain circumstances. In addition, if we file a registration statement registering other shares of our common stock, the holders of shares subject to the agreement can require that we include their shares in such registration statement, subject to certain exceptions.

We are filing this registration statement to cover the resale of (i) certain shares that were previously registered under a registration statement on Form S-3 (No. 333-166131) that was filed in 2010 (the “2010 Registration Statement”), (ii) certain shares that may have become subject to the 2005 Registration Rights Agreement since we filed the 2010 Registration Statement and (iii) certain shares that are held by shareholders that became parties to the 2005 Registration Rights Agreement in January 2014 upon the closing of a rights offering. Any unsold shares under the 2010 Registration Statement have been deregistered hereby from such 2010 Registration Statement.

If we at any time or from time to time propose to register any of our securities under the Securities Act, other than in an initial public offering or registrations on Form S-4 or Form S-8, then all holders of shares of our common stock subject to the 2005 Registration Rights Agreement will be entitled to piggyback registration rights, subject to certain exceptions, allowing them to have their shares included in the registration. These piggyback registrations are subject to delay or termination of the registration in certain circumstances.

Postponements and limitations. Under certain circumstances and subject to certain limitations, we may postpone a registration if our board of directors determines in good faith that effecting such a registration or continuing the disposition of common stock would have a material adverse effect on us, or would not be in our best interests. Furthermore, the underwriters of any underwritten offering may, subject to certain limitations, limit the number of shares included in the registration.

Amendments and waivers. The provisions of the 2005 Registration Rights Agreement may not be amended, terminated or waived without the written consent of us, of holders of a majority of the registrable securities then held by the Investor Holders (as defined therein) and holders of a majority of the registrable securities then held by the Management Holders (as defined therein).

Holdback arrangements. Upon entering into the 2005 Registration Rights Agreement, each holder of registrable securities agreed that, subject to the terms of the Registration Rights Agreement, at the request of the sole or lead managing underwriter in an underwritten offering, it would not make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, including a sale pursuant to Rule 144 under the Securities Act, of any registrable securities during the five days prior to, and the time period (up to 90 days) requested by the underwriter following, an underwritten offering.

Indemnification. We have agreed to indemnify holders against certain liabilities under the Securities Act in respect of any resale registration.

2007 Registration Rights Agreement

Common Shelf Registration. Pursuant to the 2007 Registration Rights Agreement, we agreed to file with the SEC, a registration statement to register the offer and sale of the common stock issuable upon conversion of our preferred stock. We filed a registration statement on Form S-3 (No. 333-145885) in 2007 (the “2007 Registration Statement”) that covered the offer and sale of all of the shares of common stock that are subject to the 2007 Registration Rights Agreement. We also filed the 2010 Registration Statement to cover the resale of certain unsold shares that were previously registered under the 2007 Registration Statement. We are filing this registration statement to cover the resale of certain unsold shares that were previously registered under the 2010 Registration Statement. Such unsold shares have been deregistered hereby from such 2010 Registration Statement.

Registration Defaults. If a registration statement ceases to remain effective or if we restrict sales under a registration statement under certain “blackout provisions” for longer than the contractually permitted period, we must pay liquidated damages at a calculated rate based upon the liquidation preference of the registrable shares prior to their conversion to common stock, the length of the default and the number of shares of common stock into which the shares of preferred stock converted.

Amendments and waivers. The provisions of the 2007 Registration Rights Agreement may not be amended, modified, supplemented, or waived without the written consent of us and of holders of a majority of the registrable shares then outstanding.

Indemnification. We have agreed to indemnify holders against certain liabilities under the Securities Act in respect of any such resale registration.

Material Relationships

B. James Ford, a portfolio manager of Oaktree’s global principal group, has served as a director of EXCO since December 2007. As of January 20, 2014, Oaktree, directly or through certain affiliates, beneficially owned approximately 16.6% of our common stock.

Jeffrey S. Serota, a Senior Advisor in the Private Equity Group of Ares, has served as a director of EXCO since March 2007. As of January 20, 2014, Ares, indirectly through certain affiliates, beneficially owned approximately 4.1% of our common stock.

Samuel A. Mitchell, a managing director of Hamblin Watsa, has served as a director of EXCO since June 2013. As of January 20, 2014, Fairfax, directly or through certain affiliates, beneficially owned approximately 6.4% of our common stock.

Wilbur L. Ross, Jr., the chairman and chief executive officer of WL Ross, has served as a director of EXCO since March 2012. As of January 20, 2014, WL Ross, directly or through certain affiliates, beneficially owned approximately 18.7% of our common stock. Investment accounts managed by Invesco Advisers, Inc. are lenders under the EXCO Resources Credit Agreement. Invesco Advisers, Inc. is an indirect owner of WL Ross.

PLAN OF DISTRIBUTION

We are registering shares of common stock to permit the resale of these shares by the selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, from time to time. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, or otherwise. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices, or otherwise. These sales may be effected in transactions, which may involve, without limitation:

•	crosses or block transactions

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	underwritten offerings;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by a prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to such prospectus.

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to a prospectus or any amendment to such prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under such prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of such prospectus.

Each selling shareholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be an “underwriter” within the meaning of the Securities Act with respect to any securities such entity sells pursuant to this prospectus. At the time a particular offering of the shares of common stock is made, a prospectus, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. If any selling shareholder is deemed to be an underwriter, such selling shareholder may be subject to certain statutory liabilities under the Securities Act and other applicable securities laws.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to this registration statement.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, SEC filing fees and expenses of compliance with federal securities or state “blue sky” or securities laws; provided, however, that a selling shareholder will pay all discounts and commissions, if any, to underwriters, selling brokers, dealer managers and similar persons. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in a prospectus, in accordance with the Registration Rights Agreements, or we may be entitled to contribution.

We have agreed with the selling shareholders who hold shares covered by the 2005 Registration Rights Agreement to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by such agreement and the registration statement may be sold pursuant to Rule 144(b)(1) (the successor to Rule 144(k)) under the Securities Act.

We have agreed with the selling shareholders who hold shares covered by the 2007 Registration Rights Agreement to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by such agreement and this prospectus have been disposed of pursuant to and in accordance with the registration statement or Rule 144 of the Securities Act or (ii) the date on which all of the shares covered by such agreement are eligible for resale pursuant to Rule 144(b)(1) (the successor to Rule 144(k)) of the Securities Act.

Once sold under the registration statement, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The consolidated financial statements of EXCO Resources, Inc. and its subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of the Acquired Chesapeake Oil and Natural Gas Properties for each of the years in the three-year period ended December 31, 2012 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDEPENDENT PETROLEUM ENGINEERS

Lee Keeling and Associates, Inc., independent petroleum engineers, Tulsa, Oklahoma, prepared the Proved Reserves estimates with respect to our non-shale properties included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in petroleum engineering.

Netherland, Sewell & Associates, Inc., independent petroleum engineers, Dallas, Texas, prepared the Proved Reserves estimates with respect to our shale properties included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in petroleum engineering.

Haas Petroleum Engineering Services, Inc., independent petroleum engineers, Dallas, Texas, prepared the Proved Reserves estimates with respect to our shale properties included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in petroleum engineering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby have been passed upon for us by Haynes and Boone, LLP, Dallas, Texas.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering (excluding any disclosures that are furnished and not filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on February 21, 2013; and our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2012 filed with the SEC on August 30, 2013;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 1, 2013; our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the SEC on August 7, 2013; and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on October 30, 2013;

•	Our Current Reports on Form 8-K filed with the SEC on February 19, 2013, February 21, 2013 (excluding Item 7.01 and Exhibit 99.1), March 6, 2013, June 12, 2013, July 8, 2013 (excluding Item 7.01, Exhibit 99.1 and Exhibit 99.2), July 16, 2013 (excluding Item 7.01 and Exhibit 99.1), August 6, 2013 (excluding Item 7.01 and Exhibit 99.1), August 23, 2013, September 4, 2013, October 15, 2013, October 22, 2013 (excluding Item 7.01 and Exhibit 99.1), November 21, 2013 (excluding Item 7.01 and Exhibit 99.1), November 25, 2013, December 17, 2013 (excluding Item 7.01 and Exhibit 99.2), January 21, 2014 and January 24, 2014; and our Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on September 25, 2013; and

•	The section entitled “Description of Capital Stock—Common Stock” located in our Current Report on Form 8-K filed with the SEC on September 28, 2007.

Information contained in this prospectus modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference will automatically supplement, modify or supersede, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon request in writing, by telephone or via the internet, a copy of the information that has been incorporated by reference in this prospectus (other than an exhibit to these filings, unless we have specifically incorporated that exhibit by reference in this prospectus). You should direct any requests for copies to:

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700

Dallas, Texas 75251

(214) 368-2084

Attn: William L. Boeing, Vice President, General Counsel and Secretary

WHERE YOU CAN FIND MORE INFORMATION

This prospectus does not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about EXCO, you should refer to the registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We are subject to the informational requirements of the Exchange Act, and in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including this registration statement, are available over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the Public Reference Room.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our website at www.excoresources.com as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the SEC. Information on our website is not incorporated by reference in this prospectus and is not a part of this prospectus.

135,349,733 Shares

EXCO Resources, Inc.

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses in connection with this registration statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee.

SEC registration fee	$92,570
Printing and engraving expenses	3,000	*
Accounting fees and expenses	15,000	*
Engineering fees and expenses	3,000	*
Legal fees and expenses	60,000	*
Miscellaneous expenses	5,000	*

Total	$178,570	*

*	Estimate.

Item 15. Indemnification of Directors and Officers.

EXCO Resources, Inc.

Article XIV of our Third Amended and Restated Articles of Incorporation provides that to the fullest extent permitted by Texas law, our directors will have no personal liability to us or our shareholders for any acts or omissions in the director’s performance of his or her duties as a director. Section 7.001 of the Texas Business Organizations Code, or the TBOC, permits us to limit the personal liability of directors to us or our shareholders for monetary damages for any act or omission in a director’s capacity as director, except for liability for any of the following:

(i)	A breach of the director’s duty of loyalty to us or our shareholders;

(ii)	An act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or knowing violation of law;

(iii)	A transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or

(iv)	An act or omission for which the liability of a director is expressly provided by an applicable statute.

Article XIV further provides that if Texas law is amended to authorize further elimination of the personal liability of directors for or with respect to any acts or omissions in the performance of their duties as directors, then the liability of a director shall be eliminated to the fullest extent permitted by Texas law, as so amended. Any repeal or modification of Article XIV by our shareholders will not adversely affect any right or protection of a director existing immediately prior to such repeal or modification.

Article XIII of our Third Amended and Restated Articles of Incorporation and Article VI of our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Texas law. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under Texas law.

Under Sections 8.101, 8.102 and 8.103 of the TBOC, subject to the procedures and limitations stated therein, we may indemnify a director who was, is or is threatened to be made a respondent in a proceeding against a judgment and reasonable expenses actually incurred by the person in connection with the proceeding if it is determined that the person seeking indemnification:

(i)	acted in good faith;

(ii)	reasonably believed that his or her conduct was in or was not opposed to our best interests; and

(iii)	in the case of a criminal proceeding, did not have a reasonable cause to believe his or her conduct was unlawful.

Under Section 8.105 of the TBOC, we may indemnify an officer as provided by our governing documents, by action of our board of directors, by action of our shareholders, by contract or by common law.

We are required by Sections 8.051 and 8.105 of the TBOC to indemnify a director or officer against reasonable expenses actually incurred by the director or officer in connection with a proceeding in which the director or officer is a respondent because the director or officer is or was in that position if the director or officer has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

The TBOC prohibits us from indemnifying a director in respect of a proceeding in which the director is found liable to us or is found liable because a personal benefit was improperly received by him or her, other than for reasonable expenses actually incurred by him or her in connection with the proceeding, not including a judgment, penalty, fine or tax. The TBOC prohibits us entirely from indemnifying a director in respect of any such proceeding in which the director is found liable for willful or intentional misconduct in the performance of his or her duties to us, breach of the duty of loyalty to us or an act or omission not committed in good faith that constitutes a breach of a duty owed by the director to us.

Under Sections 8.052 and 8.105 of the TBOC, a court may order us to indemnify a director or officer if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. If, however, the director or officer is found liable to us or is found liable on the basis that a personal benefit was improperly received by him or her, the indemnification will be limited to reasonable expenses actually incurred by him or her in connection with the proceeding.

Insurance

We maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, under insurance policies, the premiums of which we pay. The effect of these policies is to indemnify any of our officers and directors against expenses, judgments, attorney’s fees and other amounts paid in settlements incurred by an officer or director upon a determination that such person acted in good faith.

In addition, we have entered into indemnification agreements with each of Mark F. Mulhern, our executive vice president, chief financial officer and interim chief accounting officer and a former director, and Vincent J. Cebula, a former director, pursuant to which we have agreed to indemnify them to the fullest extent permitted by the laws of the State of Texas and advance certain expenses as described therein. We entered into the indemnification agreements with Messrs. Mulhern and Cebula in consideration of their agreement to serve on a special committee of the board of directors in connection with a proposal submitted in 2010 by Douglas Miller, our former chairman and chief executive officer, to acquire all of the outstanding shares of our common stock.

Item 16. Exhibits.

A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated by reference herein.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement,

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 30, 2014.

EXCO RESOURCES, INC.

By:	/s/ Harold L. Hickey
Name: Harold L. Hickey
Title: President and Chief Operating Officer

Power of Attorney

Each person whose signature appears below constitutes and appoints Mark F. Mulhern, Harold L. Hickey and William L. Boeing, severally, each with full power to act alone and without the others, his true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act, and to file such registration statements with the SEC, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Harold L. Hickey	President and Chief Operating Officer	January 30, 2014
Harold L. Hickey	(Principal Executive Officer)

/s/ Mark F. Mulhern Mark F. Mulhern	Executive Vice President, Chief Financial Officer and Interim Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2014

/s/ Jeffrey D. Benjamin	Chairman of the Board	January 30, 2014
Jeffrey D. Benjamin

/s/ Earl E. Ellis	Director	January 30, 2014
Earl E. Ellis

/s/ B. James Ford	Director	January 30, 2014
B. James Ford

/s/ Samuel A. Mitchell	Director	January 30, 2014
Samuel A. Mitchell

/s/ Boone Pickens	Director	January 30, 2014
Boone Pickens

Signature	Title	Date
/s/ Jeffrey S. Serota	Director	January 30, 2014
Jeffrey S. Serota

/s/ Robert L. Stillwell	Director	January 30, 2014
Robert L. Stillwell

EXHIBIT INDEX

Exhibit No.	Exhibit Description

4.1	Third Amended and Restated Articles of Incorporation of EXCO Resources, Inc., filed as Exhibit 3.1 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated February 8, 2006 and filed on February 14, 2006 and incorporated by reference herein.

4.2	Articles of Amendment to Third Amended and Restated Articles of Incorporation of EXCO Resources, Inc., filed as Exhibit 10.1 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated August 30, 2007 and filed on September 5, 2007 and incorporated by reference herein.

4.3	Second Amended and Restated Bylaws of EXCO Resources, Inc., filed as Exhibit 3.1 to EXCO’s Current Report on Form 8-K, dated March 4, 2009 and filed on March 6, 2009 and incorporated by reference herein.

4.4	Statement of Designation of Series A-1 7.0% Cumulative Convertible Perpetual Preferred Stock of EXCO Resources, Inc., filed as Exhibit 3.1 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.5	Statement of Designation of Series A-2 7.0% Cumulative Convertible Perpetual Preferred Stock of EXCO Resources, Inc., filed as Exhibit 3.2 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.6	Statement of Designation of Series B 7.0% Cumulative Convertible Perpetual Preferred Stock of EXCO Resources, Inc., filed as Exhibit 3.3 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.7	Statement of Designation of Series C 7.0% Cumulative Convertible Perpetual Preferred Stock of EXCO Resources, Inc., filed as Exhibit 3.4 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.8	Statement of Designation of Series A-1 Hybrid Preferred Stock of EXCO Resources, Inc., filed as Exhibit 3.5 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.9	Statement of Designation of Series A-2 Hybrid Preferred Stock of EXCO Resources, Inc., filed as Exhibit 3.6 to EXCO’s Current Report on Form 8-K (File No. 001-32743), dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.10	Statement of Designation of Series A Junior Participating Preferred Stock of EXCO Resources, Inc., filed as Exhibit 3.1 to EXCO’s Current Report on Form 8-K, dated January 12, 2011 and filed on January 13, 2011 and incorporated by reference herein.

4.11	Specimen Common Stock Certificate, filed as Exhibit 4.11 to EXCO’s Registration Statement on Form S-3, dated December 17, 2013 and filed on December 17, 2013 and incorporated by reference herein.

4.12	Investment Agreement, dated December 17, 2013, by and among WLR Recovery Fund IV XCO AIV I, L.P., WLR Recovery Fund IV XCO AIV II, L.P., WLR Recovery Fund IV XCO AIV III, L.P., WLR Select Co-Investment XCO AIV, L.P., WLR/GS Master Co-Investment XCO AIV, L.P., WLR IV Parallel ESC, L.P. and EXCO Resources, Inc., filed as Exhibit 4.13 to EXCO’s Registration Statement on Form S-3 dated December 17, 2013 and filed on December 17, 2013 and incorporated by reference herein.

4.13	Investment Agreement, dated December 17, 2013, by and between Hamblin Watsa Investment Counsel Ltd., as representative of several investors, and EXCO Resources, Inc., filed as Exhibit 4.14 to EXCO’s Registration Statement on Form S-3 dated December 17, 2013 and filed on December 17, 2013 and incorporated by reference herein.

4.14	Indenture, dated September 15, 2010, by and between EXCO Resources, Inc. and Wilmington Trust Company, as trustee, filed as an Exhibit to EXCO’s Current Report on Form 8-K, dated September 10, 2010 and filed on September 15, 2010 and incorporated by reference herein.

4.15	First Supplemental Indenture, dated September 15, 2010, by and among EXCO Resources, Inc., certain of its subsidiaries and Wilmington Trust Company, as trustee, including the form of 7.500% Senior Notes due 2018, filed as an Exhibit to EXCO’s Current Report on Form 8-K, dated September 10, 2010 and filed on September 15, 2010 and incorporated by reference herein.

4.16	First Amended and Restated Registration Rights Agreement, dated as of December 30, 2005, by and among EXCO Holdings Inc. and the Initial Holders (as defined therein), filed as Exhibit 10.47 to EXCO’s Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-129935), filed on January 6, 2006 and incorporated by reference herein.

4.17	Registration Rights Agreement, dated March 28, 2007, by and among EXCO Resources, Inc. and the other parties thereto with respect to the 7.0% Cumulative Convertible Perpetual Preferred Stock and the Hybrid Preferred Stock, filed as Exhibit 4.1 to EXCO’s Current Report on Form 8-K dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.18	Registration Rights Agreement, dated March 28, 2007, by and among EXCO Resources, Inc. and the other parties thereto with respect to the Hybrid Preferred Stock, filed as Exhibit 4.2 to EXCO’s Current Report on Form 8-K dated March 28, 2007 and filed on April 2, 2007 and incorporated by reference herein.

4.19	Joinder Agreement to Registration Rights Agreement, dated January 17, 2014, by and among EXCO Resources, Inc. and WLR IV Exco AIV One, L.P., WLR IV Exco AIV Two, L.P., WLR IV Exco AIV Three, L.P., WLR IV Exco AIV Four, L.P., WLR IV Exco AIV Five, L.P., WLR IV Exco AIV Six, L.P., WLR Select Co-Investment XCO AIV, L.P., WLR/GS Master Co-Investment XCO AIV, L.P. and WLR IV Parallel ESC, L.P., filed as Exhibit 4.2 to EXCO’s Current Report on Form 8-K, dated January 17, 2014 and filed on January 21, 2014 and incorporated by reference herein.

4.20	Joinder Agreement to Registration Rights Agreement, dated January 17, 2014, by and among EXCO Resources, Inc. and Advent Syndicate 780, Clearwater Insurance Company, Northbridge General Insurance Company, Odyssey Reinsurance Company, Clearwater Select Insurance Company, Riverstone Insurance Limited, Zenith Insurance Company and Fairfax Master Trust Fund, filed as Exhibit 4.3 to EXCO’s Current Report on Form 8-K, dated January 17, 2014 and filed on January 21, 2014 and incorporated by reference herein.

*5.1	Opinion of Haynes and Boone, LLP.

*23.1	Consent of KPMG LLP.

*23.2	Consent of KPMG LLP.

*23.3	Consent of Lee Keeling and Associates, Inc.

*23.4	Consent of Netherland, Sewell & Associates, Inc.

*23.5	Consent of Haas Petroleum Engineering Services, Inc.

*23.6	Consent of Haynes and Boone, LLP (included in the opinion filed as Exhibit 5.1).

*24.1	Powers of Attorney (included on the signature page hereto).

*	Filed herewith.